Exhibit 99.1

Qihoo 360 Special Committee Engages Financial Advisor

BEIJING, July 6, 2015 -- Qihoo 360 Technology Co. Ltd. (“Qihoo 360” or the “Company”) (QIHU), a leading Internet company in China, today announced that the independent special committee of the Company’s Board of Directors (the “Independent Committee”), formed to consider the previously announced non-binding “going private” proposal that the Board received on June 17, 2015, has retained J.P. Morgan Securities (Asia Pacific) Limited as its financial advisor to assist it in this process. The special committee has retained Skadden, Arps, Slate, Meagher & Flom as its U.S. legal counsel, and the buyer group proposing the going-private transaction is represented by Kirkland & Ellis.

The Board cautions the Company’s shareholders and others considering trading in the Company’s securities that no decision has been made on the response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Qihoo 360

Qihoo 360 Technology Co. Ltd. (QIHU) is a leading Internet company in China. The Company is also the number one provider of Internet and mobile security products in China as measured by its user base, according to iResearch. Qihoo 360 also provides users with secure access points to the Internet via its market-leading web browsers and application stores. The Company has built one of the largest open Internet platforms in China and monetizes its massive user base primarily through online advertising and through Internet value-added services on its open platform.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and assumptions about Qihoo 360 and the proposal. All information provided in this press release is as of the date of the press release, and Qihoo 360 undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Qihoo 360 believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Qihoo 360 is included in Qihoo 360’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F dated April 27, 2015.

Qihoo 360 Contact:

For investor and media inquiries, please contact:

In China:

Tel: +86 10-5878-1574

E-mail: ir@360.cn

In the U.S.:

The Piacente Group, Inc.

Don Markley or Glenn Garmont

Tel: (212) 481-2050

E-mail: qihu@tpg-ir.com